SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 36)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

Daniel Muñiz Quintanilla

Chief Financial Officer of Grupo México, S.A.B. de C.V.

Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.

Grupo México, S.A.B. de C.V.

Campos Elíseos No. 400

Colonia Lomas de Chapultepec

México City, México 11000

011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,739,520 (See Item 5)
	8.	SHARED VOTING POWER 56,100,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 27,739,520 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 56,100,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,839,520 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%**
14.	TYPE OF REPORTING PERSON (see instructions) CO

**	The Reporting Persons note that the number set forth in Row (11) represents 14.9% of the total outstanding Issuer Equity Shares based on the Issuer’s report on Form 20-F for the fiscal year ended December 31, 2014.

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Infraestructura y Transportes México, S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 56,100,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 56,100,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,100,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 36 (this “Amendment No. 36”) is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended on July 12, 2010, July 13, 2010, August 13, 2010, August 25, 2010, September 22, 2010, October 12, 2010, January 25, 2011, February 16, 2011, March 15, 2011, April 12, 2011, June 14, 2011, July 6, 2011, July 13, 2011, July 28, 2011, August 11, 2011, October 3, 2011, November 14, 2011, December 5, 2011, January 30, 2012, April 10, 2013, April 18, 2013, April 25, 2013, November 14, 2013, January 27, 2014, March 11, 2014, April 2, 2014, July 2, 2014, August 12, 2014, September 8, 2014, October 7, 2014, April 6, 2015, September 14, 2015, October 19, 2015, February 1, 2016 and March 3, 2016 (collectively with this Amendment No. 36, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following:

The last five sentences of Item 5(a,b) of this Amendment No. 36 are incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented by adding the following:

(a, b) Since and including March 3, 2016, Grupo México has disposed of 5,696,695 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 83,839,520 Shares, consisting of 27,739,520 Shares that Grupo México owns directly, and 56,100,000 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 56,100,000 Shares. The Shares directly owned by Grupo México and ITM represent approximately 5.8% and 11.8%, respectively, or 17.6% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2014, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2014. Except to the extent described below, Grupo México has the sole power to vote or direct the vote of the 27,739,520 Shares that it owns directly, and has shared power to vote or direct the vote of the 56,100,000 Shares held by ITM. Except to the extent described below, ITM does not have the sole power to vote or direct the vote of any of the 56,100,000 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 27,739,520 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 56,100,000 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 56,100,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares. Grupo México’s beneficial ownership of 83,839,520 Shares represents 14.9% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2014, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2014. The Reporting Persons continue to be party to various legal proceedings concerning certain provisions in the bylaws of the Issuer that, among other things, (i) prohibit a holder of Shares from holding in excess of 10.0% of the total outstanding Issuer Equity Shares, (ii) require a holder of Shares in excess of 10.0% of the total outstanding Issuer Equity Shares to sell such excess Shares by means of public offerings pursuant to and in accordance with Mexican law and (iii) prohibit a holder of Shares in excess of 10.0% of the total outstanding Issuer Equity Shares from exercising voting rights with respect to such excess

Shares. As previously reported, the Issuer issued a press release on February 18, 2016 stating that, in accordance with a decision by the Mexican Supreme Court that upheld such provisions in the bylaws of the Issuer, a Mexican state appellate court rendered a decision ordering the sale by the Reporting Persons of Shares held in excess of 10.0% of the total outstanding Issuer Equity Shares. As also previously reported, Grupo México issued a press release on February 19, 2016, stating that such decision by the Mexican state appellate court ordering the sale by the Reporting Persons of Shares held in excess of 10.0% of the total outstanding Issuer Equity Shares is not final. On March 8, 2016, the Reporting Persons filed a writ of amparo challenging such decision. As of the date of this Amendment No. 36, the resolution of such writ of amparo is pending.

(c) The table below sets forth the transactions in Shares since and including March 3, 2016 by the Reporting Persons. All such transactions were open market sales by Grupo México of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares sold on the particular day. Certain Shares were sold in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. The Reporting Persons undertake to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold within the range of prices set forth below.

Date of Transaction	Number of Shares Sold	Daily Weighted Average Price Per Share (U.S.$)*		Daily Range of Prices (U.S.$)*
3/17/2016	200,000	8.66	**	8.62-8.68	**
3/18/2016	120,810	8.64	**	8.62-8.66	**
3/22/2016	100,000	8.66	**	8.65-8.67	**
3/23/2016	250,000	8.53	**	8.53-8.58	**
3/28/2016	371,797	8.62	**	8.60-8.73	**
3/29/2016	325,000	8.76	**	8.73-8.80	**
3/30/2016	300,000	8.88	**	8.85-8.90	**
3/31/2016	244,341	8.85	**	8.82-8.94	**
4/1/2016	450,000	8.86	**	8.85-8.90	**
4/4/2016	450,000	8.80	**	8.78-8.93	**
4/5/2016	490,000	8.77	**	8.74-8.85	**
4/6/2016	250,000	8.84	**	8.82-8.88	**
4/7/2016	383,883	8.80	**	8.75-8.88	**
4/8/2016	275,029	9.11	**	8.92-9.17	**
4/11/2016	250,000	9.19	**	9.14-9.29	**
4/12/2016	275,000	9.03	**	8.92-9.28	**
4/13/2016	300,000	9.08	**	9.01-9.14	**
4/14/2016	214,600	9.14	**	9.12-9.24	**
4/15/2016	246,235	9.03	**	8.97-9.23	**
4/18/2016	200,000	9.18	**	9.06-9.23	**

*	Prices do not include broker commissions.
**	Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.

Dated as of: April 20, 2016

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Chief Financial Officer

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Attorney-in-Fact